Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE YEARS ENDED DECEMBER 31

	2008	2007

A Net income as reported, Canadian GAAP ($ millions)	3,495.2	1,103.6
B Items adjusting net income ($ millions)	(100.0)	(42.1)
C Net income, US GAAP ($ millions)	3,395.2	1,061.5
D Weighted average number of shares outstanding	307,480,000	315,641,000
E Net additional shares issuable for diluted earnings per share calculation (Canadian GAAP)	9,958,000	8,667,000
F Net additional shares issuable for diluted earnings per share calculation (US GAAP)	9,954,000	8,651,000

CANADIAN GAAP
Basic earnings per share (A/D)	11.37	3.50
Diluted earnings per share (A/(D+E))	11.01	3.40

UNITED STATES GAAP
Basic earnings per share (C/D)	11.04	3.36
Diluted earnings per share (C/(D+F))	10.70	3.27